Exhibit 99.1

Convertible Loan Agreement

dated as of February 4, 2022 (the Effective Date)

by and between

FiveT Investment Management Ltd.	(the Lender)

Suite 5B201, 2nd Floor, One Nexus Way, Camana Bay, Grand Cayman KY1-1108, Cayman Islands

and

Altamira Therapeutics Ltd.	(AMTL)

Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda

(the Lender and AMTL each a Party, together the Parties)

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Convertible Loan Agreement

Preamble

A.	The Lender is a limited company organized and existing under the laws of the Cayman Islands with its registered office in Grand Cayman, Cayman Islands.

B.	AMTL is a limited company organized and existing under the laws of Bermuda with its registered office in Hamilton, Bermuda. As of the date hereof, AMTL has an authorized share capital of CHF 25,000,000.00 under which 15,129,561 common shares with a nominal value of CHF 0.01 each are issued and outstanding (Common Shares). The Common Shares are listed on the NASDAQ under the ticker code CYTO and the international securities identification number (ISIN) BMG0360L1000.

C.	The Lender wishes to grant AMTL a loan to cover AMTL's financial needs.

D.	The Lender shall have the right to convert such loan into Common Shares in accordance with and subject to the terms of this Agreement.

Now, therefore, the Parties hereto agree as follows:

1.	Definitions

For the purposes of this Agreement (including the Preamble and the Annexes), capitalized terms shall have the meanings set forth in Annex 1.

2.	Loan / Interest

(a)	The Lender hereby grants AMTL a loan in the amount of CHF 5,000,000.00 (the Loan), divided into 50 units of CHF 100,000.00 each (each a Loan Unit), in accordance with and subject to the terms of this Agreement.

(b)	The Loan shall bear interest as from the Disbursement Date at an interest rate of 10% p.a. (the Interest). Interest on the Loan shall be calculated on an actual (365) basis.

(c)	Subject to Sections 4 and 5, Interest on the Loan shall not be paid in cash, but added to the Loan outstanding on the date of the Conversion Notice and be converted together with such outstanding Loan.

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Convertible Loan Agreement

3.	Disbursement

The Lender shall disburse the Loan by no later than 2 (two) Business Days after the date of this Agreement (the Disbursement Date) to the following bank account of AMTL:

Bank:

IBAN:

BIC/Swift:

4.	Maturity

Subject to Sections 6 (Event of Default), 7 (Change of Control Transaction) and 8 (Conversion), the total outstanding principal amount under the Loan including all accrued and unpaid Interest thereon shall become due and payable in cash on the date which is 12 months after the Disbursement Date (the Maturity Date).

5.	Early Repayment

(a)	AMTL may elect in its sole discretion to repay in cash the total outstanding principal amount under (i) the Loan or (ii) one or several Loan Unit(s), in each case including all accrued and unpaid Interest thereon (the Repayment Amount), at any time from the date which is six (6) months following the Disbursement Date by giving 1 (one) month prior written notice to the Lender (the Repayment Notice Period), provided that AMTL shall pay to the Lender an amount equal to 130% of the Repayment Amount.

(b)	The repayment shall be made within 10 (ten) calendar days following expiry of the Repayment Notice Period.

(c)	Prior to the expiry of the Repayment Notice Period, the Lender may convert the Repayment Amount in accordance with Section 8. Thereafter, irrespective of any other provision in this Agreement, the Repayment Amount may no longer be converted by the Lender under this Agreement, provided that AMTL pays the relevant amount to the Lender as set forth under Sections 5(a) and 5(b).

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Convertible Loan Agreement

6.	Event of Default

The Lender shall have the right to request immediate payment in cash of the total outstanding principal amount under the Loan including all accrued and unpaid Interest thereon by giving written notice to AMTL at any time upon the occurrence of any of the following events:

(a)	AMTL fail(s) to make any payments under this Agreement when due, provided that the Lender has submitted a 1 (one) month written notice to AMTL notifying AMTL of such failure and requesting the payment;

(b)	AMTL breach(es) any of its material obligations under this Agreement, provided that any such breach is not cured within 20 (twenty) calendar days following written notice thereof by the Lender; or

(c)	a resolution is passed for the liquidation, dissolution or winding up of AMTL.

7.	Change of Control Transaction

(a)	In the event that AMTL completes any Change of Control Transaction prior to the full repayment or conversion of the total outstanding principal amount under the Loan and all accrued and unpaid Interest thereon in accordance with this Agreement, the total amount to be paid to the Lender under this Agreement shall correspond to the higher of (i) the total principal amount under the Loan and all accrued Interest thereon outstanding at such time (the Outstanding Balance) and (ii) the amount that would have been payable to the Lender as a result of the Change of Control Transaction if the Lender had converted such Outstanding Balance into Common Shares in accordance with the terms of this Agreement immediately prior to the completion of the Change of Control Transaction.

(b)	The relevant amount pursuant to Section 7(a) shall be due and payable within 10 (ten) calendar days following the date on which the Change of Control Transaction has been completed.

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Convertible Loan Agreement

(c)	Upon completion of any Change of Control Transaction, the total outstanding principal amount under the Loan and all accrued and unpaid Interest thereon may no longer be converted by the Lender under this Agreement.

8.	Conversion

8.1.	Conversion Right

(a)	Subject to Section 8.2, the Lender has the right to request (the Conversion Right) full conversion of the total outstanding principal amount under (i) the Loan or (ii) one or several Loan Unit(s), in each case including all accrued and unpaid Interest thereon as per the date of the Conversion Notice (the Conversion Amount), into Common Shares; the number of such Common Shares issuable or deliverable to the Lender shall be equal to the quotient obtained by dividing the Conversion Amount by the Conversion Price (such number of such Common Shares, the Conversion Shares).

(b)	The Lender may exercise the Conversion Right at any time from the date which is 5 (five) Trading Days following the Disbursement Date until no later than the Maturity Date by giving written notice to AMTL, substantially in the form as set out in Annex 8.1(b) (the Conversion Notice). The Conversion Notice shall be irrevocable and cannot be cancelled or withdrawn by the Lender.

8.2.	Limitations of Conversion Right

The Lender’s Conversion Right shall be subject to the following limitations:

(a)	No Conversion shall result in the beneficial ownership of the Lender or any of its Affiliates at any time of more than 9.99% of all issued and outstanding Common Shares (the Conversion Cap), it being understood and agreed by the Parties that such Conversion Cap shall not be exceeded by any of the Lender and/or its Affiliates alone or together. The Conversion Cap may be terminated by the Lender by giving 61 (sixty-one) calendar days prior written notice to AMTL.

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Convertible Loan Agreement

(b)	The limitations as per Sections 5(c) and 7(c).

8.3.	Conversion Price

(a)	The conversion price applicable for any AMTL Conversion (the Conversion Price) shall be the amount equal to 150% of the trading volume weighted average price (the VWAP) per AMTL Common Share of the NASDAQ stock exchange on the Disbursement Date (subject to adjustment for share splits, share dividends, recapitalizations, reorganizations, reclassification, combinations, reverse share splits or other similar events occurring after the date hereof), converted into Swiss Francs at the midpoint of the interbank exchange rate shown by UBS on the day of receipt of the Conversion Notice at 4:00 pm Central European Time.

(b)	The Conversion Price shall be lowered in the event that AMTL raises equity before the Maturity Date through a public or private offering of Common Shares at an issue price that is at least 10 (ten) % below the VWAP (the New Issue), according to the following formula (the Adjustment):

CP2	= CP1 * (A+B) / (A+C), where:

CP2	= New Conversion Price

CP1	= Previous Conversion Price in effect immediately prior to New Issue

A	= Number of Common Shares deemed to be outstanding immediately prior to New Issue

B	= Aggregate gross consideration received by AMTL with respect to the New Issue divided by VWAP

C	= Number of Common Shares issued in the New Issue

For the avoidance of doubt, sales of Common Shares by AMTL through equity line or “at-the-market” programs are not considered New Issues triggering an Adjustment.

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Convertible Loan Agreement

8.4.	Conversion

(a)	In case the Lender opts for a Conversion, the Lender shall, simultaneously with the Conversion Notice, submit to AMTL (whereby by e-mail is sufficient) a calculation sheet evidencing the calculation of the Conversion Price pursuant to Section 8.3 and the number of Conversion Shares issuable or deliverable to the Lender. Promptly upon receipt, AMTL shall notify the Lender (whereby by e-mail is sufficient) of any Objections (which shall include a brief explanation of such Objections) it may have and any further actions or documents required to be taken or provided by the Lender for the issuance of the relevant number of AMTL Conversion Shares out of AMTL’s authorized share capital. The Parties agree to settle any Objections in good faith and promptly.

(b)	Any fractional Conversion Shares resulting from any Conversion shall be disregarded and the number of Conversion Shares to be issued or delivered to the Lender shall be rounded down to the next whole number without any further compensation.

(c)	AMTL shall take all actions, execute all documents and make all declarations as may be necessary or appropriate, and the Lender shall cooperate as necessary and appropriate, to give full effect to the Conversion and ensure that the Conversion Shares are duly issued or delivered to the Lender by crediting the depository account of the Lender (as designated by the Lender in the Conversion Notice) by no later than 2 (two) Trading Days following the date of receipt of the original of the Conversion Notice or, in case of any Objections, promptly upon settlement by the Parties of the Objections.

(d)	AMTL shall procure that any Conversion Shares issued or delivered to the Lender under this Agreement will, no later than 2 (two) Trading Days after the date on which the Conversion Shares have been issued or delivered, be listed on the NASDAQ and become tradable without any restrictions on the NASDAQ.

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Convertible Loan Agreement

(e)	As soon as practicable (and in any event within 30 calendar days of the Disbursement Date), AMTL shall file a registration statement on Form F-3 (or other appropriate form) providing for the resale by the Lender of the Conversion Shares issued and issuable upon any Conversion. Such registration statement shall cover an amount (the Initial Required Amount”) of AMTL Conversion Shares equal to (i) the original principal amount of the Loan on the Disbursement Date divided by (ii) the VWAP. AMTL shall use best efforts to cause such resale registration statement to become effective within 60 days following the Disbursement Date (or, in the event of a “full review” by the SEC, the 90th calendar day following the Disbursement Date) and to keep the registration statement effective at all times until (the following date, the Registration End Date) the earlier of (1) the date as of which the Lender may sell AMTL Conversion Shares without restriction or limitation pursuant to Rule 144 (as defined below) and without the requirement to be in compliance with Rule 144(c)(1) (or any successor thereto) promulgated under the Securities Act or (2) the later of (x) the date on which no principal or Interest remains outstanding under the Loan or (y) the date on which the Lender no longer owns any AMTL Conversion Shares. In addition, if at any time following the three-calendar month anniversary of the Disbursement Date but prior to the Registration End Date AMTL has issued a number of AMTL Conversion Shares that equals or exceeds the Initial Required Amount then AMTL shall use commercially reasonable efforts to file one or more additional resale registration statements so as to cover any additional AMTL Conversion Shares that may be issuable under this Agreement at such time, determined using the VWAP.

9.	Representations and Warranties
9.1.	Limited Representations and Warranties

(a)	The Lender hereby represents and warrants to AMTL the following:

(i)	due incorporation and valid existence under the laws of Switzerland, with the power and authority to own its properties and conduct its business in the ordinary course;

(ii)	the execution of this Agreement and the consummation of the transactions thereunder are duly authorized by the competent corporate bodies;

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Convertible Loan Agreement

(iii)	the Lender is (a) acquiring the Loan and (b) upon any Conversion will acquire Conversion Shares, for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Securities Act. The Lender is acquiring the Securities hereunder in the ordinary course of its business. The Lender does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Securities

(iv)	the Lender is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D of the Securities Act;

(v)	the Lender has been given the opportunity to ask questions and receive answers concerning the terms and condition of the offering of and to obtain any additional information which AMTL possess or can acquire without unreasonable effort or expense that is necessary to verify the accuracy of the information provided to the Lender;

(vi)	the Lender understands that, except as provided in Section 8.5(e) hereof: (a) the Securities have not been and are not being registered under the Securities Act or any United States state securities laws, and may not be offered for sale, sold, assigned or transferred unless (A) subsequently registered thereunder, (B) the Lender shall have delivered to AMTL an opinion of counsel, in a form reasonably satisfactory to AMTL, to the effect that such Securities to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration, or (C) the Lender provides AMTL with reasonable assurance that such Securities can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A promulgated under the Securities Act, as amended, (or a successor rule thereto) (collectively, Rule 144); (b) any sale of the Securities made in reliance on Rule 144 may be made only in accordance with the terms of Rule 144 and further, if Rule 144 is not applicable, any resale of the Securities under circumstances in which the seller (or the Person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the Securities Act) may require compliance with some other exemption under the Securities Act or the rules and regulations of the United States Securities and Exchange Commission thereunder; and (c) neither AMTL nor any other Person is under any obligation to register the Securities under the Securities Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder; and

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Convertible Loan Agreement

(vii)	the Lender acknowledges that trading in AMTL’s securities for its own account or on the behalf of others is forbidden in the time period between the Effective Date and the Disbursement Date (inclusive).

(b)	AMTL represents and warrants to the Lender the following:

(i)	due incorporation and valid existence under the laws of their respective place of incorporation, with the power and authority to own its properties and conduct its business in the ordinary course;

(ii)	the execution of this Agreement and the consummation of the transactions thereunder do not conflict with, violate or result in a breach of any law, regulation or judgement applicable to AMTL, its articles of association and bye-laws, respectively, or any agreement or commitment to which AMTL is a party to or by which it is bound

(iii)	AMTL does not have any financial debt outstanding as of the Effective Date, and the Loan will constitute senior debt in right of payment to any subsequent financial debt of AMTL; and

(iv)	the obligations of AMTL according to this Agreement are valid, binding and enforceable against AMTL in accordance with their terms, subject only to bankruptcy, insolvency, reorganization, composition or similar laws affecting creditors' rights in general.
9.2.	Limitations of Liability

(a)	A claim by the Lender against AMTL for misrepresentation or breach of a warranty shall be time-barred (verjährt) and forfeited (verwirkt) unless the Lender has delivered a written notice to the Company and AMTL describing in reasonable detail the facts then known about any such claim (the Notice of Breach) before the lapse of a period of 12 (twelve) months from the Disbursement Date. If a Notice of Breach is delivered by the Lender to AMTL on or before the applicable date set forth in the preceding sentence, the relevant claim may be resolved after such date, provided that the Lender initiates judicial proceedings in accordance with Section 13 within 6 (six) months from such applicable date.

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Convertible Loan Agreement

(b)	AMTL’s liability for any misrepresentation or breach of warranty shall not exceed an amount equal to 100% of the total principal amount under the Loan and all accrued Interest thereon outstanding at the date of the Notice of Breach.

10.	No Set-Off; Tax Deductions

(a)	Save for a Conversion and subject to paragraph (b) hereinafter, AMTL shall neither be entitled to set-off any of the claims it may have against the Lender against any amount payable AMTL to the Lender under or pursuant to this Agreement, regardless if such claim of AMTL against the Lender has arisen under or in connection with this Agreement or otherwise, nor shall AMTL be entitled to otherwise withhold the payment of any amount payable by it to the Lender under or pursuant to this Agreement. Subject to applicable laws (and hereby in particular subject to paragraph (b) hereinafter), all payments to be made by AMTL to the Lender under this Agreement shall be made clear of all deduction whatsoever.
(b)	AMTL shall be entitled to deduct from any payments to be made by them to the Lender under this Agreement any deductions for withholding taxes required under Swiss law (if any). In case of a Conversion, only such amounts net of any withholding taxes shall be subject to the respective conversion.

11.	Termination

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Convertible Loan Agreement

(a)	Neither Party shall terminate this Agreement prior to the Maturity Date.
(b)	This Agreement will automatically terminate upon full payment or conversion of the total outstanding principal amount under Loan and all accrued and unpaid Interest thereon in accordance with this Agreement.

12.	Miscellaneous

12.1.	NASDAQ Requirements

Notwithstanding anything contained herein to the contrary, if at any time while any amount is outstanding under this Agreement NASDAQ informs AMTL that a provision of this Agreement violates the rules or policies of NASDAQ, then the Lender and AMTL shall use their respective best efforts in good faith to negotiate and agree to amend this Agreement in order to cure such violation.

12.2.	Taxes, Costs and Expenses
(a)	Any and all taxes and other public charges imposed on one of the Parties in connection with this Agreement and the transactions contemplated hereby are to be borne by the Party on which such tax or public charge is imposed.
(b)	Each Party shall bear its own costs and expenses (including advisor fees) arising out of or incurred in connection with this Agreement and all transactions contemplated hereby.

12.3.	No Assignment

Unless otherwise provided for in this Agreement, neither Party shall be entitled to transfer this Agreement or all or part of its rights and/or obligations hereunder without the other Parties prior written consent, such consent not to be unreasonably withheld.

12.4.	Notices
(a)	All notices or other communications to be given under or in connection with this Agreement shall be made in writing and shall be delivered by registered mail (return receipt requested), an internationally recognized courier or e-mail transmission to the following addresses:

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Convertible Loan Agreement

If to the Lender:	FiveT Investment Management Ltd.
Att.: Johannes Minho Roth
Suite 5B201, 2nd Floor
One Nexus Way, Camana Bay
Grand Cayman KY1-1108
Cayman Islands
e-mail:

if to AMTL:	Altamira Therapeutics Ltd.
Att.: Thomas Meyer
Clarendon House, 2 Church Street
Hamilton HM 11
Bermuda
e-mail:

or such other address as any Party may notify to the other Parties in accordance with the above.

(b)	Any notice to be given hereunder shall be given before the expiry of a term or deadline set forth in this Agreement or by applicable law. All notices or other communications shall be effective only if sent out to the Party to whom it is addressed in accordance with this Section 12.4 before the expiry of such term or deadline.
(c)	Any notice to be given hereunder made by or attached to an e-mail will be deemed received if the sending Party does not receive an automatic non-delivery notification that the e-mail has not been received (other than an out of office notification) within one hour after dispatch of the e-mail; provided that the e-mail is in an appropriate and commonly used format, and any attached file is a pdf, jpeg, tiff or other appropriate and commonly used format.

12.5.	Entire Agreement

This Agreement, including it Annexes and any other documents referred to herein, constitutes the entire agreement and understanding among the Parties with respect to the subject matter hereof, and shall supersede all prior oral and written agreements or understandings of the Parties relating hereto, in particular any term sheets among the Parties.

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Convertible Loan Agreement

12.6.	Amendments

No amendment, variation or waiver of any term or provision of this Agreement shall be valid unless it is evidenced in writing and signed by or on behalf of each of the Parties or in the case of a waiver only, by the Party granting such waiver.

12.7.	Severability

If any part or provision of this Agreement shall be held to be invalid or unenforceable, the other provisions of this Agreement shall nonetheless remain valid. In this case, the invalid or unenforceable provision shall be replaced by a substitute provision that best reflects the intentions of the Parties without being unenforceable, and each Party shall execute all agreements and documents required in this connection. The same shall apply in case of any gap in this Agreement.

13.	Governing Law and Jurisdiction
(a)	This Agreement shall in all respects be governed by and construed in accordance with the substantive laws of Switzerland (to the exclusion of conflicts of laws principles and provisions).
(b)	Any dispute arising out of or in connection with this Agreement, including, but not limited to, disputes regarding its conclusion, validity, binding effect, breach or termination, shall exclusively be referred to the courts competent for the City of Zurich, Switzerland.

[SIGNATURES ON THE NEXT PAGE]

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Convertible Loan Agreement

Signatures

Lender	FiveT Investment Management Ltd.

Zurich, 04-Feb-22	/s/ Wieland Kreuder

Place, date	Name:	Wieland Kreuder
	Function:	Authorized Person

Place, date	Name:
Function:

AMTL	Altamira Therapeutics Ltd.

Hamilton, 4-FEB-2022	/s/ Thomas Meyer

Place, date	Name:	Thomas Meyer
	Function:	CEO

Place, date	Name:
Function:

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Convertible Loan Agreement

Annex 1 – Definitions

Adjustment	has the meaning set forth in Section 8.3(b).

Affiliate	shall mean, with respect to the Lender, (i) any person Controlling the Lender, (ii) any person under Control by the Lender, (iii) any person under common Control with the Lender and (iv) any person acting otherwise in concert with the Lender.

Agreement	means this convertible loan agreement as set forth in Preamble B.

AMTL	has the meaning set forth on the cover page of this Agreement.

Annex	means any annex of this Agreement.

Business Day	means any day, other than a Saturday or Sunday, on which commercial banks in Zurich are open for business throughout the day.

Change of Control Transaction	shall mean the acquisition of more than 50% of AMTL’s issued and outstanding share capital by one or several parties acting in concert, provided that such acquirer(s) shall have the right to designate the majority of all members of the board of directors of AMTL.

CO	means the Swiss Code of Obligations, as amended from time to time.

Common Shares	has the meaning set forth in Preamble C.

Control	shall mean the ability of one person to determine that the affairs of another person are conducted in accordance with the intentions of the first person by way of (i) the holding of shares, (ii) the possession of voting, appointment or instruction rights or (iii) in any other way whatsoever (in each case whether directly or indirectly), and the terms Controlled and Controlling shall be construed accordingly.

Conversion Amount	has the meaning set forth in Section 8.1(a).

Conversion Cap	has the meaning set forth in Section 8.2(a).

Conversion Notice	has the meaning set forth in Section 8.1(b).

Conversion Price	has the meaning set forth in Section 8.3(a).

Conversion Right	has the meaning set forth in Section 8.1(a).

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Convertible Loan Agreement

Conversion Shares	has the meaning set forth in Section 8.1(a).

Disbursement Date	means the date on which the Loan is disbursed to AMTL in accordance with Section 3.

Interest	has the meaning set forth in Section 2(b).

Lender	has the meaning set forth on the cover page of this Agreement.

Loan	has the meaning set forth in Section 2(a).

Loan Unit	has the meaning set forth in Section 2(a).

Maturity Date	has the meaning set forth in Section 4.

New Issue	has the meaning set forth in Section 8.3(b)

Notice of Breach	has the meaning set forth in Section 9.2(a).

Objections	has the meaning set forth in Section 8.4(a).

Outstanding Balance	has the meaning set forth in Section 7(a).

Party/Parties	has the meaning set forth on the cover page of this Agreement.

Person	means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

Preamble	means the preamble of this Agreement.

Repayment Amount	has the meaning set forth in Section 5(a).

Repayment Notice Period	has the meaning set forth in Section 5(a).

Section	means any section of this Agreement.

Securities	means, collectively, the Loan and the Conversion Shares.

Securities Act	means the Securities Act of 1933, as amended.

Trading Day	means any day during which the NASDAQ stock exchange is open for business.

VWAP	has the meaning set forth in Section 8.3(b).

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Convertible Loan Agreement

Annex 8.1(b) – Conversion Notice

From:	FiveT Investment Management Ltd., Suite 5B201, 2nd Floor, One Nexus Way, Camana Bay, Grand Cayman KY1-1108, Cayman Islands

To:	Altamira Therapeutics Ltd., Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda

[Place], [date]

Conversion Notice

Dear Sirs,

This is a Conversion Notice pursuant to Section 8.1(b) of the convertible loan agreement dated as of [date] 2022 (the Agreement). Unless otherwise defined, capitalized terms used herein shall have the same meaning as in the Agreement.

We hereby exercise our Conversion Right to convert the Conversion Amount in the amount of CHF [amount] into [number] common shares of AMTL with a nominal value of CHF 0.01 each (the Conversion Shares) at the Conversion Price of CHF [amount] per Conversion Share.

We hereby unconditionally make a contribution corresponding to the Conversion Price multiplied with the number of Conversion Shares, i.e. in the amount of CHF [amount], by way of setting-off our claims against AMTL under the Agreement in such amount.

Sincerely yours,

Name:	Name:
Function:	Function:

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